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                              September 21, 2023

       Andrew Puhala
       Chief Financial Officer
       Stabilis Solutions, Inc.
       11750 Katy Freeway, Suite 900
       Houston, TX 77079

                                                        Re: Stabilis Solutions,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 9, 2023
                                                            File No. 001-40364

       Dear Andrew Puhala:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Recent Developments, page 29

   1. We note your disclosure explaining that in the third quarter of 2022, you received authorization from the
Department of Energy to export up to 51.75 billion cubic feet of domestically produced
LNG per year to all free trade and non-free trade countries, including Asian,
European, and Latin American importing nations, although you did not make any exports under
this approval during the 2022 fiscal year.

                                                        Please expand your
disclosure to clarify the relevance of the authorization to your business plans and
address the guidance in Item 303(a) and (b)(2)(ii) of Regulation S-K, which require that you
focus specifically on material events and uncertainties that are reasonably likely to
cause reported financial information not to be necessarily indicative of future operating
results, matters that are reasonably likely to have a material impact on
 Andrew Puhala
FirstName   LastNameAndrew   Puhala
Stabilis Solutions, Inc.
Comapany 21,
September   NameStabilis
                2023     Solutions, Inc.
September
Page 2      21, 2023 Page 2
FirstName LastName
         future operations, and trends or uncertainties that are reasonably likely to have a material impact on net sales or income from continuing operations.

         For example, discuss any plans you have adopted to export LNG to countries covered by the authorization, timeframes for commencement of sales, volumes expected to be sold, the specific markets or regions involved, initiatives or steps you have undertaken or that will be required to expand your logistical capabilities, and the extent of any sales commitments you had entered into as of the end of the period covered by the report.
Results of Operations
Revenue, page 31

2. We note your discussion and analysis pertaining to the increase in revenues and the increase in cost of revenues consist of four bullet points attributing the change to the sale of higher volumes, higher prices/inflationary pressures, and additional projects, although the extent of the change attributable to these various factors remains unclear.

         Please expand your disclosure to address the guidance in Item 303(b) and (b)(2)(iii) of
         Regulation S-K, which require that you indicate the extent to which material changes in net sales are attributable to changes in prices or to changes in the volumes or amounts of goods or services being sold, or to the introduction of new products or services.

         Please also quantify the volumes associated with each source of revenue identified on page 28 in a tabulation with comparative sales and volumetric details for each revenue source. Please differentiate between sales of production, sales of purchased LNG, delivery service fees, and the various other service revenues.

         Please submit the revisions that you propose to address these concerns.
Financial Statements
Note 3 - Revenue Recognition
Disaggregated Revenues, page 54

3. We note the revenue categories identified in your table of disaggregated revenues on page 54 (i.e. LNG Product, Rental, Service, Other) differ somewhat from the sources described on page 28, (i.e. LNG Production and Sales, Transportation and Logistics
         Services, Cryogenic Equipment Rental, Engineering and Field Support Services).

         Tell us how these various revenues sources compare and reconcile to one another and explain how any differences were considered in preparing disclosures that you believe would be responsive to the requirements in FASB ASC 606-10-50.

         Please differentiate between sales of production, sales of purchased LNG, and the various services being provided, and submit any revisions that you propose to more clearly identify categories of revenue that depict how the nature, amount, timing, and uncertainty
 Andrew Puhala
Stabilis Solutions, Inc.
September 21, 2023
Page 3
         of revenue and cash flows are affected by economic factors, as required by FASB ASC
         606-10-50-5, and reflective of the varying terms of your contractual arrangements and consistent with FASB ASC 606-10-55-89 through 55-91.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang, Staff Accountant, at (202) 551-3867 if you have any questions.



FirstName LastNameAndrew Puhala                             Sincerely,
Comapany NameStabilis Solutions, Inc.
                                                            Division of
Corporation Finance
September 21, 2023 Page 3                                   Office of Energy &
Transportation
FirstName LastName